Exhibit 99.2

Colliers International Group Inc.

Treasury Offering of Subordinate Voting Shares

February 22, 2024

A final base shelf prospectus containing important information relating to securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The Company has filed a registration statement on Form F-10 (File Number 333-277184) (including a final base shelf prospectus) and a prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and the other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents free of charge by visiting the SEC's website at http://www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in the offering will arrange to send you the final base shelf prospectus (as supplemented by the prospectus supplement) if you request it by contacting BMO Capital Markets Corp., by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

Copies of the final base shelf prospectus, registration statement on Form F-10, and the applicable prospectus supplements may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc., Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, or J.P. Morgan Securities Canada Inc., Suite 4500, TD Bank Tower, 66 Wellington Street West, Toronto, ON M5K 1E7, or by telephone: Canada Sales 416-981-9233, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com, or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Phone: 866-803-9204. Additionally, copies of these documents may be obtained free of charge by visiting the Company’s profile on SEDAR+ at www.sedarplus.ca/landingpage/ and EDGAR at www.sec.gov.

Terms and Conditions

Issuer:	Colliers International Group Inc. (the “Company”).

Offering:	Treasury offering of 2,479,500 subordinate voting shares (“Subordinate Voting Shares”).

Offering Price:	US$121.00 per Subordinate Voting Share.

Issue Amount:	US$300,019,500

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 371,925 subordinate voting shares at the Offering Price to cover the Underwriters’ over-allocation position, if any.

Use of Proceeds:	The net proceeds of the offering will be used to repay balances outstanding on the Company’s credit facility and are intended to create additional capacity to fund potential future acquisition opportunities and growth initiatives, and for general corporate purposes.

Form of Offering:	Bought deal by way of prospectus supplement to the Company’s base shelf prospectus dated February 20, 2024, to be filed in all provinces and territories of Canada. Registered public offering in the United States under the multijurisdictional disclosure system. In jurisdictions outside of Canada and the United States, as approved by the Company and the Underwriters, acting reasonably, in accordance with all applicable laws provided that the registration of the Subordinate Voting Shares in such jurisdiction will not be required, no prospectus, registration statement or similar document is required to be filed in such jurisdiction and the Company will not be subject to any continuous disclosure requirements in such jurisdiction.

Colliers International Group Inc.

Treasury Offering of Subordinate Voting Shares

February 22, 2024

Listing:	An application has been made to list the Subordinate Voting Shares issuable under the Offering on the Toronto Stock Exchange (the “TSX”) and, if required, an appropriate notification for the listing of the Subordinate Voting Shares will be provided to the Nasdaq Stock Market (“Nasdaq”). Listing of such Subordinate Voting Shares is subject to the approval of the TSX in accordance with its applicable listing requirements. The existing subordinate voting shares are listed on the TSX and Nasdaq under the symbol “CIGI”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, DPSPs, and FHSAs.

Joint Bookrunners:	BMO Capital Markets and J.P. Morgan.

Commission:	4.0%.

Closing:	February 28, 2024.